Annual Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on April 14, 2009. Shareholders voted as indicated below:

 				  Affirmative	   Withheld Authority

Re-Election of Paul Belica
Class III to serve until 2011	   59,173,065	      3,021,296
Re-election of John C. Maney+
Class III to serve until 2012	   59,486,114	      2,708,247
Re-election of Diana L. Taylor*
Class II to serve until 2011	       10,847               291

Messrs. Robert E. Connor*, Hans W. Kertess*, R. Peter Sullivan III and William B. Ogden, IV continue to serve as Trustees of the Fund.

On September 10, 2009, Diana L. Taylor resigned as a Trustee of the Fund. On December 14, 2009, the Fund's Board of Trustees appointed James A. Jacobson as a Trustee.
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* Preferred Shares Trustee
+ Interested Trustee